

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2020

Thomas Hemingway
Chief Executive Officer
Bioquest Corp
3700 Campus Drive, Suite 206
Newport Beach, CA 92660

> **Re: Bioquest Corp**
> **Offering Statement on Form 1-A**
> **Filed October 21, 2020**
> **File No. 024-11348**

Dear Mr. Hemingway:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

The Offering, page 4

1.   Please revise the disclosure to clarify that the selling shareholders will offer their shares at a fixed price of $2.00 per share.

There are doubts about our ability to continue as a going concern, page 5

2.   You state in this risk factor that you had minimal revenues for the year ended April 30, 2020; however it does not appear that you have generated any revenues. Please revise in this risk factor and throughout the offering statement where you indicate you have generated revenues.

Outstanding Equity Awards at Fiscal Year-End, page 45

3. We note the statement that no executive officer received any equity awards, which appears to be inconsistent with the descriptions of the employment agreements on pages 35 and 36. Please reconcile.

General

4. We note the disclose in Footnote 8 to the financial statements that the Company issued 60,000 shares of unrestricted common stock through the use of a Qualified Regulation A Offering. Please revise Part I, Item 6 and to reflect the prior offering.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Tracie Mariner at 202-551-3744 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew Coldicutt, Esq.